Exhibit A-1

Aggregate Amount of ScottishPower/PacifiCorp Securities Issued Since October 1, 2003 and Outstanding As of the End of the Reporting Period

Type of Security	GBP	USD

Ordinary Shares, including options and warrants	See Above	See Above

Preferred stock	None	None

Bank debt	See Above	See Above

Commercial paper		$125,000,000

Bond issues – straight		-0-

Bond issues – convertible	See Above	See Above

Guarantees	See Above	See Above

Total		$125,000,000